Exhibit 99.2

Dragon Victory International Limited Reports First Six Months Fiscal 2018 Financial Results

HANGZHOU, China, January 17, 2018 -- Dragon Victory International Limited (“LYL” or the “Company”), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today announced its financial results for the first six months of fiscal year 2018 ended September 30, 2017.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, “With revenue up 60 percent year-over-year, we are pleased to report our latest financial results after listing on the Nasdaq that highlighted continued momentum in our business for the first six months of fiscal year 2018. Our recent IPO has not only significantly raised our public profile but also improved our market and accelerated our business development. We continue to benefit from the robust growth in the crowdfunding and incubation services by 555% and 25%, respectively.”

Mr. Jianjun Sun continued, “We are pleased with the progress we are making via a collaboration agreement with Shenzhen 708090 Investment and Development Co., Ltd, Shenzhen Wedo Union Technology Co., Ltd., China Zhejiang Communication Center as well as with Mr. Jiawei Cao for our crowdfunding platform upgrade. We have a multitude of promising opportunities ahead to position the Company for long-term growth. Going forward, we strive to maintain our growth momentum by building more partnerships with prestigious institutions improving the uniformity in quality of service across our entire network. We believe that our visionary team, desirable services and solid reputation will allow us to diversify our business through the introduction of new financial services that will position us well for sustainable growth for the years to come as an industry pioneer.”

	For the Six Months Ended Sep 30
($ millions, except per share Data)	2017	2016	% Change
Revenue	1.89	1.18	59.6%
Crowdfunding	0.51	0.08	554.9%
Incubation Service	1.38	1.10	25.0%
Finder's Fee Service	0.00	0.00	0%
Income from operation	0.57	0.59	-3.9%
Income (Loss) before tax	0.62	0.60	4.0%
Comprehensive income	0.34	0.33	3.0%
EPS	0.039	0.039	-0.7%

First Six Months 2018 Financial Highlights

•	Revenues increased by 59.6% to $1.89 million for the six months ended September 30, 2017, mainly due to increases in both crowdfunding and incubation services.
•	Income from operations decreased by 3.9% to $0.57 million for the six months ended September 30, 2017 from $0.59 million, for the same period of last year.
•	Income before tax increased by 4.0% to $0.62 million for the six months ended September 30, 2017, primarily due to additional accruals in the PRC.
•	Basic and diluted earnings per share were $0.039 for the six months ended September 30, 2017, compared with $0.039 for the same period of last year.

1

First Six Months 2018 Financial Results

Revenues

For the six months ended September 30, 2017, revenue increased by $0.70 million, or 59.6%, to $1.89 million from $1.18 million for the same period of last year. The increase in revenue was mainly due to increases in both crowdfunding and incubation services. Revenue from crowdfunding increased by $0.43 million, or 554.9%, to $0.51 million and accounted for 26.8% of total revenue for the six months ended September 30, 2017 from $0.08 million, or 6.5% of total revenues, for the same period of last year. The increase was primarily due to crowdfunding projects increase, there were 31 completed projects compared to 6 projects for the same period last year. Revenue from incubation service increased by $0.28 million, or 25.0%, to $1.38 million and accounted for 73.2% of total revenue for the six months ended September 30, 2017 from $1.10 million, or 93.5% of total revenues, for the same period of last year. The increase was primarily due to the increase in the number of incubation project, as there were 8 projects compared to 6 projects for the same period of last year.

Operating expenses

Selling, general and administrative expenses increased by $0.73 million, or 123.8%, to $1.31 million for the six months ended September 30, 2017 from $0.59 million for the same period of last year. The increase in selling, general and administrative expenses was primarily due to increases in rent expenses, travel expenses, employees’ wages and benefits and IT and data services.

Other Income and Expenses

Total other income increased by $47,259 to $50,115 for the six months ended September 30, 2017 from $2,856 for the same period of last year. The increase in other income was mainly due to interest income, which increased by $50,669, to $50,692 for the six months ended September 30, 2017 from $23 for the same period of last year.

Taxes

Income tax increased by $0.02 million, or 10.6%, to $0.23 million for the six months ended September 30, 2017 from $0.21 million for the same period of last year, mainly due to additional accruals in the PRC.

Net income

Net income increased by $2,255, or 0.6%, to $391,851 for the six months ended September 30, 2017 from $389,596 for the same period of last year.

Basic and diluted earnings per share were $0.039 for the six months ended September 30, 2017, compared with basic and diluted earnings per share of $0.039 for the same period of last year.

2

Financial Conditions

As of September 30, 2017, the Company had cash and cash equivalents of $8.55 million, compared with $3.22 million as of March 31, 2017. Working capital was $11.26 million, respectively, as of September 30, 2017, compared with $2.86 million, as of March 31, 2017.

Net cash used in operating activities was $0.68 million for the six months ended September 30, 2017, compared to net cash provided by operating activities of $0.80 million for the same period of last year.

Net cash used in investing activities was $1.94 million for the six months ended September 30, 2017, compared to $0.50 million for the same period of last year.

Net cash provided by financing activities was $7.89 million for the six months ended September 30, 2017, compared to net cash used in financing activities of $0.17 million for the same period of last year.

Recent Updates

On December 12, 2017, the Company announced that Mr. Hongyu Zhang was appointed by the Company’s Nominating Committee and approved by the Board as the director of the Company’s Board, to replace the departing director, Mr. Chao Fu Chen, who had resigned on December 12 for personal reasons. Mr. Chen will continue to serve in his role as Chief Operating Officer in the management team. Mr. Wenbing Wang was appointed by the Company’s Nominating Committee and approved by the Board as an independent director of the Company’s Board, to replace the departing independent director, Mr. Shenghua Zheng, who has resigned on December 12, 2017 for personal reasons. Mr. Wenbing Wang will also serve as the chairman of the Company’s Audit Committee. Mr. Bo Lyu was appointed and approved by the Board as the Company’s Board Secretary.

On November 14, 2017, the Company announced that it has entered into a Strategic Cooperation Agreement (the "Agreement") with Shenzhen Wedo Union Technology Co., Ltd. (“Wedo Union”), a leading provider of shared workspace, community, and incubation services for entrepreneurs, freelancers, startups and small businesses, for incubation services upgrade in China.

On November 8, 2017, the Company announced that it has moved its headquarters from Xiaoshan District to Shangcheng District in Hangzhou, Zhejiang Province, China. The Company’s move was motivated by the larger working space available in Shangcheng District and the greater governmental subsidies for relocation to Shangcheng District. As a Nasdaq Capital Market listed company, the move and the great subsidies will significantly assist LYL in our continuing business expansion.

On November 3, 2017, the Company and Mr. Jiawei Cao entered into a Strategic Cooperation Agreement to form a joint venture in China, namely, Hangzhou Dacheng Automotive Technology Service Co., Ltd to upgrade the Company’s current platform to set-up a business ecosystem enabling customers of internet auto-insurance to take full advantage of the full range of off-line services provided by auto service providers. The Company and Mr. Cao will own 60% and 40% of the RMB 16.66 million equity interest in the joint venture, respectively.

On September 15, 2017, the Company announced that the closing of its initial public offering (“IPO”) of 1,421,394 ordinary shares at a price to the public of $6.00 per share for a total of $8,528,363 in gross proceeds before expenses, underwriting discount and commissions. The shares are trading on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “LYL”.

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn. 5etou is designed to enable small- and medium-sized companies, start-ups and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at www.dvintinc.com.

3

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Bo Lyu, the Board Secretary
Email: lb@dvintinc.com
Phone: +86-15157527297

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333

INDEX TO FINANCIAL STATEMENTS

DRAGON VICTORY INTERNATIONAL LIMITED

CONTENTS	PAGE
CONSOLIDATED BALANCE SHEETS	6
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME	7
CONSOLIDATED STATEMENTS OF CASH FLOWS	8

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2017	March 31, 2017
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$8,546,582	$3,222,361
Trade accounts receivable, net	1,855,393	673,678
Other receivables and prepayments	308,980	90,413
Related party receivables	40,180	67,145
Short-term investments	1,997,792	—
Total current assets	12,748,927	4,053,597
Non-current assets
Investment	75,105	72,563
Property, plant and equipment, net	18,643	32,824
Intangible assets, net	711	812
Other assets	22,310	52,739
TOTAL ASSETS	12,865,696	4,212,535
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	35,203	63,483
Taxes payable	1,196,753	830,606
Accrued liabilities and other current liabilities	188,954	253,913
Related party payable	64,436	42,960
Total current liabilities	1,485,346	1,190,962
TOTAL LIABILITIES	1,485,346	1,190,962
COMMITMENTS & CONTINGENCIES		—
STOCKHOLDERS’ EQUITY
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized; 11,421,393 and 10,000,000 shares issued and outstanding as of September 30, 2017 and March 31, 2017, respectively	1,142	1,000
Additional paid-in capital	8,924,380	1,053,607
Statutory reserves	65,331	65,331
Retained earnings/(losses)	2,443,103	2,051,252
Accumulated other comprehensive loss	(53,606)	(149,617)
TOTAL STOCKHOLDER’S EQUITY	11,380,350	3,021,573
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,865,696	$4,212,535

See Accompanying Notes to the Financial Statements

6

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended
	September 30, 2017	September 30, 2016
	(Unaudited)	(Audited)

Revenues	$1,885,736	$1,181,526
Operating expenses
Selling, general and administrative expenses	1,314,943	587,590
Total operating expenses	1,314,943	587,590
Income from operation	570,793	593,936
Other income (expenses):
Other income	—	3,112
Other expenses	(577)	(279)
Interest income	50,692	23
Total other income and expenses	50,115	2 ,856
Income before tax	620,908	596,792
Income tax	(229,057)	(207,196)
Net income	$391,851	$389,596
Other comprehensive income
Foreign currency translation loss	(53,606)	(61,096)
Comprehensive income	$338,245	$328,500
Earnings per share
Basic	$0.039	$0.039
Diluted	$0.039	$0.039
Weighted average shares outstanding
Basic	10,124,275	10,000,000
Diluted	10,124,275	10,000,000

See Accompanying Notes to the Financial Statements

7

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	September 30, 2017	September 30, 2016
	(Unaudited)	(Audited)
Cash flows from operating activities
Net income	$377,726	$389,596
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	18,691	12,664
Changes in assets and liabilities
Increase in accounts receivables	(1,148,224)	(747,300)
(Increase)/Decrease in other receivables and prepayments	(203,156)	81,362
Increase in related party receivables	30,262	558,180
Decrease in other assets	—	10,639
(Decrease)/Increase in accounts payables	(26,588)	26,192
Increase in taxes payable	331,582	277,846
Increase in accrued liabilities and other current liabilities	(59,537)	1 95,744
Net cash (used in)/provided by operating activities	(679,244)	804,923
Cash flows from investing activities
Acquisition of investments	(1,965,362)	—
Increase in related party receivables	(1,424)	(495,264)
Purchase of equipment	(3,483)	—
Increase in rent and utility deposits	31,753	—
Net cash used in investing activities	(1,938,516)	(495,264)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	7,731,271	—
Capital contribution from owners	139,644	—
Repayment of capital lease	—	(8,146)
Increase/(Decrease) in related party payable	20,001	(158,528)
Net cash provided by/(used in) financing activities	7,890,916	(166,674)
Net increase/(decrease) of cash and cash equivalents	5,273,157	1 42,985
Effect of foreign currency translation on cash and cash equivalents	51,064	(5,108)
Cash and cash equivalents – beginning of year	3,222,361	2 ,480
Cash and cash equivalents – end of year	$8,546,582	$140,357
Supplemental cash flow disclosures
Interest received	$49,583	$68,976
Interest paid	$11,477	$—
Income taxes paid	$—	$207,196

See Accompanying Notes to the Financial Statements

8